

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

September 22, 2017

Carl Yeung
Chief Financial Officer
Qudian Inc.
15/F Lvge Industrial Building
1 Datun Road, Chaoyang District
Beijing, People's Republic of China

> **Re:** **Qudian Inc.**
> **Registration Statement on Form F-1**
> **Filed September 18, 2017**
> **File No. 333-220511**

Dear Mr. Yeung:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 14, 2017 letter.

Risk Factors

Risks Relating to Our Business and Industry

If we are unable to maintain low delinquency rates for transactions facilitated by us…, page 26

1. Please revise your next amendment to discuss your collections and recoveries for principal and financing service fees, specifically focusing on loans delinquent for more than 90 calendar days and your historical success in collecting amounts past due more than 90 days.

<u>We may be deemed to operate financing guarantee business by the PRC regulatory authorities, page 34</u>

2.   We note your response and revisions in response to comment 2. You state among other things, that you believe you are not operating a financing guarantee business and as such, you do not plan to seek the requisite regulatory approval. Based on these statements, it is unclear whether you view the risks imposed by the new Financing Guarantee Rules as significant such that they would render your offering speculative or risky. Refer to Item 3 of Form F-1 and Item 503(c) of Regulation S-K. In light of your disclosures on pages 167 and 170 that you must repay your institutional funding partners either "all loan principals and fees payable" or up to the "pre-agreed rate of return" when borrowers default on loans indirectly funded by, or subsequently transferred to, your institutional funding partners, either quantify the loan guarantee risk by disclosing that transactions subject to this risk represented 48.1% of the total amount of transactions facilitated for the six month period ended June 30, 2017 (refer to disclosure on page 111), or otherwise re-evaluate the significance of this risk as it pertains to this offering.

<u>Business</u>

<u>Strengths and Strategies</u>

<u>Credit Approval and Servicing Process</u>

<u>Stage 5: Servicing and Collection, page 177</u>

3.   We note your response to comment 3. Please further revise to disclose that substantially all of your charge-offs in recent periods were due to amounts still outstanding 180 calendar days past due.

<u>Notes to Consolidated Financial Statements</u>

<u>Summary of Significant Accounting Policies</u>

<u>Allowance for loan principal and financing service fee receivables, page F-23</u>

4.   We note the change in your charge-off policy. Please tell us how you considered ASC 250-10-45 as to whether this was a change in estimate or correction of an error in previously issued financial statements. In order to provide investors with an understanding of the nature of the change or error and the related corrections, please disclose the correction in the footnotes of the current period financial statements in accordance with ASC 250-10-50.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Irving, Staff Accountant, at (202) 551-3321 or Marc Thomas, Staff Accountant, at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Chris K.H. Lin, Esq.